Exhibit 12

Alcoa and subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratio)

Three months ended March 31,	2012
Earnings:
Income from continuing operations before income taxes	$138
Noncontrolling interests’ share of earnings of majority-owned subsidiaries without fixed charges	—
Equity income	(31)
Fixed charges added to earnings	133
Distributed income of less than 50 percent-owned persons	24
Amortization of capitalized interest:
Consolidated	11
Proportionate share of 50 percent-owned persons	—

Total earnings	$275

Fixed Charges:

Interest expense:
Consolidated	$123
Proportionate share of 50 percent-owned persons	—

$123

Amount representative of the interest factor in rents:
Consolidated	$10
Proportionate share of 50 percent-owned persons	—

$10

Fixed charges added to earnings	$133

Interest capitalized:
Consolidated	$23
Proportionate share of 50 percent-owned persons	—

$23

Preferred stock dividend requirements of majority-owned subsidiaries	—

Total fixed charges	$156

Ratio of earnings to fixed charges	1.7